UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of January, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated January 3, 2006	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2006	Cameco Corporation
By:

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Adds Board Member
Saskatoon, Saskatchewan, Canada, January 3, 2006 . . . . . . . . . . . . . .
Cameco Corporation announced today that its board of directors appointed John H. Clappison as a board member until the next shareholders’ meeting.
In commenting on this appointment, Victor Zaleschuk, Cameco’s chair, observed that
Mr. Clappison will bring a great breadth of experience to this board. His involvement in the strategy, growth and financial oversight of the company will be very much appreciated.
John Clappison recently retired as the managing partner of the Toronto office of PricewaterhouseCoopers, a position he has held since 1990. Mr. Clappison was elected as a Fellow of the Institute of Chartered Accountants of Ontario in 1988.
Mr. Clappison has been active in the community having served as chair of the boards of the Shaw Festival and The Corporation of Roy Thomson Hall and Massey Hall. He is currently on the boards of trustees of the Shaw Festival Theatre Foundation and the Art Gallery of Ontario Foundation where he is also the chair of the audit committee.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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